July 22, 2019

David L. Edgar
Controller and Acting Chief Financial Officer
OptimumBank Holdings, Inc.
2477 East Commercial Blvd.
Fort Lauderdale, FL 33308

       Re: OptimumBank Holdings, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 22, 2019
           File No. 000-50755

Dear Mr. Edgar:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services
cc:    Tom Cookson, Esq.